1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC Monthly Sales Report — March 2005

Hsinchu, Taiwan, R.O.C. — April 7, 2005 — Taiwan Semiconductor Manufacturing Company Ltd. (TSMC) (TAIEX: 2330, NYSE: TSM) today announced that net sales for March 2005 totaled NT$17,610 million, and that revenues for January through March 2005 were NT$55,653 million.

Ms. Lora Ho, TSMC vice president and chief financial officer, noted that, “Due to higher wafer shipments, net sales for March 2005 increased by 2.4 percent compared to February 2005. On a year-over-year basis, net sales for March 2005 decreased 11.8 percent.”

Our first quarter 2005 guidance, which was announced on January 27, is as follows:

•	Wafer shipments to decrease by a single digit percentage point sequentially;

•	Overall utilization rate to be about 78%;

•	Gross profit margin to be in the range of 38% to 40%;

•	ASP to remain about the same sequentially.

“Our first quarter 2005 results are in line with the above guidance,” Ms. Lora Ho added.

Sales Report:

(Unit: NT$ million)
Net Sales	2005*	2004	Increase (Decrease) %
March	17,610	19,972	(11.8)
January through March	55,653	57,513	(3.2)

* Year 2005 figures have not been audited.

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com

For further information, please contact:
Richard C.Y. Chung
PR Principal Specialist, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 7, 2005	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer